Issuer Free Writing Prospectus

Filed by: Gannett Co., Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: File No. 333-136007

Gannett Co., Inc.

Offering of $1,000,000,000 Floating Rate Convertible Senior Notes due 2037 (the “Offering”)

This free writing prospectus relates only to the Offering of $1,000,000,000 Floating Rate Convertible Senior Notes due 2037 (the “Notes”) and should be read together with the preliminary prospectus supplement dated June 26, 2007 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated July 25, 2006 (the “Base Prospectus”), including the documents incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus.

Issuer:	Gannett Co., Inc. (NYSE: “GCI”)

Securities Offered:	Floating Rate Convertible Senior Notes due 2037

Ranking:	Senior Unsecured

Legal Format:	SEC Registered

Offering Size:	$1,000 million

Denomination:	$1,000 per note

Final Maturity:	July 15, 2037

Issuer Redemption:	Not callable until July 15, 2008; callable thereafter at 100% of principal amount plus accrued and unpaid interest.

Investor Puts:	Cash put at 100% of principal amount plus accrued and unpaid interest on each of July 15, 2008, 2009, 2012, 2017, 2022, 2027, and 2032

Coupon:	1-month LIBOR minus 0.23%, reset monthly starting August 15, 2007. Initially 5.09%.

Interest Payment Frequency:	Quarterly in arrears, beginning October 15, 2007

Day Count:	Actual / 360

Change of Control Put:	Investors may require company to repurchase notes for cash at 100% of principal amount plus accrued and unpaid interest upon the occurrence of certain change of control events.

Conversion Rate:	10.8530 shares per note

Conversion Price:	$92.14

Conversion Premium:	70% above closing stock price June 26, 2007

Reference Stock Price (NYSE closing price June 26, 2007):	$54.20

Anti-Dilution Adjustments:	Full dividend protection in the form of conversion rate adjustment for any dividends in excess of $0.31/share per quarter.

Change of Control Make-Whole:	If a holder converts notes in connection with certain change of control events, holders will be entitled to additional value in the form of a conversion rate adjustment, at a rate established by reference to the following table (subject to public acquirer change of control exception).

Effective Date of Change in Control	Stock Price
	$54.20	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00
June 29, 2007	7.5972	5.8137	3.4327	1.7758	0.8507	0.4442	0.3001	0.2495	0.2251	0.2081	0.1941
Ocotober 15, 2007	7.5972	5.8137	3.4327	1.7063	0.7100	0.3026	0.1862	0.1550	0.1410	0.1308	0.1220
January 15, 2008	7.5972	5.8137	3.4327	1.6596	0.5776	0.1727	0.0912	0.0772	0.0709	0.0658	0.0614
April 15, 2008	7.5972	5.8137	3.4327	1.6470	0.4240	0.0301	0.0004	0.0000	0.0000	0.0000	0.0000
July 15, 2008	7.5972	5.8137	3.4327	1.6470	0.2581	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the stock price per share of Issuer’s common stock is:

•     in excess of $150.00 per share (subject to adjustment), the conversion rate will not be increased; or

•     less than $54.20 per share (subject to adjustment), the conversion rate will not be increased.

Use of Proceeds:	Repayment of a portion of the company’s outstanding U.S. commercial paper.

Other Features:	Upon conversion, conversion value paid in cash up to principal amount, cash or shares for any excess; freely convertible at any time.

Events of Default:	Failure to pay principal or (subject to grace period) interest; failure to provide notice of change of control; certain bankruptcy events; covenant default (subject to grace period).

Trade Date:	June 27, 2007

Settlement Date:	June 29, 2007

Sole Bookrunner:	Citi

CUSIP / ISIN:	Applied for

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION). SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Risk Factors

An investment in the notes involves risks. Before deciding whether to purchase the notes, you should consider the risks discussed below or in the prospectus and prospectus supplement, and in our filings with the SEC that we have incorporated by reference in the prospectus and prospectus supplement. These and other risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. In that case, our ability to pay interest on the notes when due, to repay the notes at maturity or to pay the cash due upon the repurchase or conversion of the notes could be adversely affected, and the trading price of the notes and our common stock could decline substantially.

The interest on the notes cannot be determined at this time and may be lower than the interest on a standard debt security of comparable maturity and may be zero.

The interest on the notes is based on 1-month LIBOR, which is the London Interbank Offered Rate, minus 0.23%, and will initially be 5.09%. The interest on the notes will be reset every month beginning August 15, 2007. The amount we pay you may be less than the return you could earn on other investments. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Upon conversion of the notes, you may receive an amount of proceeds lower than expected because the value of our common stock may decline between the day on which you exercise your conversion right and the day on which the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the daily closing prices per share of our common stock on the NYSE during the ten consecutive trading day observation period generally beginning on the second trading day immediately following the day on which you deliver your conversion notice. If the price of our common stock decreases during the observation period, the conversion value you receive may be adversely affected.

You may be subject to tax if we make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

In certain situations resulting in a conversion rate adjustment, you may be deemed to have received a distribution, subject to U.S. federal income tax as a dividend, even though you did not receive any cash or property as a result of such adjustment. If you are a non-U.S. holder, a treaty exemption does not apply, and we withhold taxes on your behalf for the deemed distribution, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes.

Before conversion of the notes, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting shares of our common stock.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, any shares of our common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion rate, you only will be entitled to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares.

The additional shares of common stock payable on any notes converted in connection with specified corporate transactions may not adequately compensate you for any loss you may experience as a result of such specified corporate transactions.

If certain specified corporate transactions occur on or before July 15, 2008, we will under certain circumstances increase the conversion rate on notes converted in connection with such transactions by a number of additional shares of common stock. The number of additional shares of common stock will be determined based on the date on which such transaction becomes effective and the price paid per share of our common stock in certain specified corporate transactions or, in case of certain other specified corporate transactions, the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of such specified corporate transaction. The additional shares of common stock issuable on conversion of the notes in connection with such transactions may not adequately compensate you for any loss you may experience as a result of such transactions. If the specified corporate transaction occurs after July 15, 2008 or if the price paid per share of our common stock in such transaction or the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the such transaction, as the case may be, is less than the common stock price at the date of issuance of the notes or greater than a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances on a change in control arising from our acquisition by a public company, we may elect to adjust the conversion rate and, if we so elect, holders of notes will not be entitled to the increase in the conversion rate determined as described above.

Our obligation to adjust the conversion rate in connection with specified corporate transactions could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the payment of stock dividends on our common stock, subdivisions, splits and combinations of our common stock, the issuance of rights or warrants to all holders of our common stock, certain distributions of capital stock, indebtedness or assets and certain cash dividends and certain tender or exchange offers. The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

Upon conversion of the notes, we will pay only cash in settlement of the lesser of the principal amount or conversion value thereof and we will settle any amounts in excess of principal in shares of our common stock, cash or a combination thereof, at our election.

The notes will be net share settled, which means that we will satisfy our conversion obligation to holders by paying only cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock, cash or a combination thereof, at our election, in settlement of the portion of the conversion obligation (if any) in excess of the principal amount of the notes. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock. In addition, any settlement of a conversion of notes will occur on the third trading day immediately following the 12th trading day after our receipt of the holder’s conversion notice. Accordingly, you may receive less value than expected because the value of our common stock may decline, or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day on which we settle our conversion obligation.